UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from              to

Commission file number 1-12387

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Tenneco 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tenneco Inc.

500 North Field Drive

Lake Forest, IL 60045

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TENNECO 401(K) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2019 AND 2018

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2019 AND 2018	5

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2019	6

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND 2018	7

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Tenneco 401(k) Retirement Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Tenneco 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2019 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2008.

Chicago, Illinois

June 25, 2020

Tenneco 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2019 and 2018

	2019	2018
Assets
Investments, at fair value	$798,368,145	$687,322,768

Receivables:
Due from broker	334,832,303	21,576
Notes receivable from participants	29,402,856	21,272,703

Total receivables	364,235,159	21,294,279

NET ASSETS AVAILABLE FOR BENEFITS	$1,162,603,304	$708,617,047

The accompanying notes are an integral part of these statements.

Tenneco 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2019

Additions
Contributions
Employer	$33,182,733
Participant	34,928,539
Rollovers	2,906,586

Total contributions	71,017,858

Investment income
Net appreciation in fair value of investments	96,310,835
Interest and dividends	34,885,398

Net investment income	131,196,233

Interest income on notes receivable from participants	951,363

Total additions	203,165,454

Deductions
Benefits paid to participants	94,020,450
Administrative expenses	1,643,051

Total deductions	95,663,501

Net increase prior to transfers	107,501,953

Transfers
Transfers into the Plan	346,484,304

NET INCREASE IN NET ASSETS	453,986,257
Net assets available for benefits
Beginning of year	708,617,047

End of year	$1,162,603,304

The accompanying notes are an integral part of this statement.

Tenneco 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

A.	DESCRIPTION OF THE PLAN

The following is a description of the Tenneco 401(k) Retirement Savings Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan covering substantially all U.S. salaried and hourly employees of Tenneco Automotive Operating Company Inc. (the “Company”) and certain of its affiliates. Participation by union employees is subject to provisions that may be different from those applicable to non-union hourly employees as determined pursuant to negotiations with the union and incorporated into the Plan document. The special provisions applicable to union employees are not discussed in this summary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). A committee appointed by the Company (the “Committee”) is the plan administrator (as defined under ERISA) and has the authority for the day-to-day administration of the Plan.

On October 1, 2018, Tenneco Inc., the parent of the Company (“Tenneco”), completed its acquisition of Federal-Mogul LLC. Following the closing of the transaction, Tenneco agreed to use its reasonable best efforts to pursue the separation of the combined company to form two new, independent, publicly traded companies, a new Powertrain Technology company (“New Tenneco”) and an Aftermarket and Ride Performance company (“DRiV”). As a result, Tenneco realigned its newly combined business units and their related employee groups between the two businesses. Effective December 31, 2019, the Federal-Mogul Motorparts 401(k) Plan (“Merged Plan”) merged into the Plan and approximately $346 million of assets were transferred into the Plan. Provisions under the Merged Plan were consistent with the Plan’s provisions and will continue under the Plan with the exception of loans. Under the Merged Plan, participants were permitted to have more than one loan outstanding. Merged Plan participants with more than one loan outstanding at the time of the merger are grandfathered; however, they may not obtain a new loan until both loans are paid off.

Eligibility – Employees are eligible to participate in the Plan as soon as practicable following the earlier of the Committee’s receipt of an application for enrollment or after two complete calendar months of employment provided the employee has not waived automatic enrollment.

Contributions – If he or she is not already enrolled or has not waived automatic enrollment, an eligible employee is automatically enrolled in the Plan as of the first day of the month following completion of the two month eligibility requirements at a pretax contribution rate of 3% (prior to January 1, 2019 at a pretax contribution rate of 4% for salaried employees and 2% for nonunion hourly employees) of pretax annual compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations. The Plan allows participants to make Roth elective contributions. Participants can elect to increase their pretax salary deferral contributions and/or Roth elective contributions rate, subject to certain IRC limitations up to 75%, of compensation in any whole percentage, at any time.

Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions subject to IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and annuity contracts or individual retirement accounts as rollover contributions.

The employer matching contribution is equal to 100% of the eligible participant’s pretax and Roth contributions not exceeding 3% of the participant’s compensation for that payroll period plus 50% of the participant’s contributions for such payroll period that are between 3% and 5% of the participant’s compensation for that payroll period. Additional amounts may also be contributed at the discretion of the Company. No such additional discretionary contributions were made for the year ended December 31, 2019.

In addition to matching contributions, eligible participants also receive a nonelective employer contribution (“CRC contribution”) at a rate that is based upon a participant’s age in accordance with an age-graded schedule outlined in the Plan document. For those employees who ceased to accrue benefits under the Company’s defined benefit plans effective January 1, 2007, an additional CRC contribution was also provided for the year ending December 31, 2019 that is based upon a participant’s age in accordance with a separate age-graded schedule outlined in the Plan document.

Participant Accounts – An individual account (with appropriate subaccounts) is maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the employer matching contributions, the CRC contributions, allocations of Company discretionary contributions, and Plan earnings; it is also charged with withdrawals and an allocation of Plan losses and administrative expenses. Participants direct the investment of their contributions and the employer contributions credited to their account into various investment options offered by the Plan. Allocations are based on participant compensation or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are vested immediately in their pretax and Roth contributions and the employer matching contributions plus actual earnings thereon. Participants are also vested in rollover contributions to the Plan. The CRC contributions and any additional Company contributions cliff vest after the participant has completed 3 years of service (or, if earlier, upon the participant’s death, disability or attainment of age 65 while employed).

Notes Receivable from Participants – Active participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, less their highest outstanding loan balance in the previous 12 months or 50% of their account balance, whichever is less, as long as the participants have no outstanding loans. Each participant may only have one loan outstanding at any time, with a term not to exceed 54 months. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal at the time the loan is made; current outstanding loans are maturing at interest rates of 3.25%-6.50%. Principal and interest are paid ratably through payroll deductions.

Termination of Participation – Upon termination of service due to disability, retirement, or other termination of employment (other than death), a participant may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or, if the participant’s vested interest in the account was more the $1,000, to continue to maintain the account under the Plan and to receive a distribution at a later date as provided in the Plan. If the participant’s account does not exceed $1,000, the participant is required to receive a lump-sum amount or roll over the amount to another qualified plan or individual retirement account. In the event of the participant’s death, his or her account will be distributed to the beneficiary in a lump sum as soon as practicable after the participant’s death.

Forfeitures – At December 31, 2019 and 2018, forfeited nonvested accounts totaled approximately $413,000 and $456,000, respectively. These forfeitures are used to reduce future employer contributions and/or pay Plan administrative expenses. For the year ended December 31, 2019, approximately $516,000 of forfeitures were used to reduce employer contributions and $360 of forfeitures were used to pay Plan administrative expenses. If a participant terminates and is rehired within five years, any forfeited balance will be reinstated.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Recently Issued Accounting Standard – In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements for the fair value measurements in Topic 820, including the elimination, modification to, and addition of certain disclosures. The ASU is effective for fiscal years beginning after December 15, 2019. The provisions of the ASU are not expected to have a material impact on the Plan’s financial statement disclosures.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including common stock, mutual funds, a collective trust fund and self-directed brokerage accounts. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – The Plan’s investments are presented at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to determine the fair value of the Plan’s investments, when available.

See Note C for discussion of fair value measurements.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected in net appreciation (depreciation) in the fair market value of investments for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as benefits paid to participants based upon terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.

Net Appreciation/(Depreciation) in Fair Value of Investments – Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as investment income.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan as provided by the Plan document unless such expenses are paid directly by the Company.

Payment of Benefits – Benefit payments to participants are recorded when paid.

C.	FAIR VALUE MEASUREMENTS

A three-level valuation hierarchy, based upon observable and unobservable inputs, is used for fair value measurements. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions based on the best evidence available. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common stock and Registered investment companies – Valued at the closing price reported on the active market on which the individual securities are traded.

Brokerage account – Consists of common stock and registered investment companies, which are valued at the closing price reported on the active market on which the individual securities are traded. Cash and cash equivalents are also included in the balance.

Collective trust – Valued at the net asset value (“NAV”) per share (or its equivalent) based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. NAV is based on the fair value of the underlying investments held by the trust, with the exception of fully-benefit responsive investment contracts held by the trust that are valued at contract value, less liabilities. Contract value represents contributions made to a fund, plus earnings, less participant withdrawals. The collective trust’s NAV represents fair value since this is the amount at which the Plan transacts with the trust. Plan management believes that the value of the collective trust is reasonably stated and that no adjustment to NAV as of December 31, 2019 and 2018 is required.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the collective trust at contract value on a daily basis. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust for up to twelve months in order to ensure that securities liquidations will be carried out in an orderly manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018:

	Plan Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Assets Measurement at NAV
Registered investment companies	$691,044,411	$—	$—	$—
Common stock	24,804,036	—	—	—
Brokerage account	3,804,103	—	—	—
Collective trust (a)	—	—	—	78,715,595

	$719,652,550	$—	$—	$78,715,595

(a)

The collective trust fund does not file as a direct filing entity with the Department of Labor. Its investment strategy is to provide current income while maintaining stability of invested principal. The Fund pursues its investment objective by investing primarily in a diversified portfolio of guaranteed investment contracts (“GICs”); wrapped fixed income contracts (“synthetic GICs”); separate account contracts; cash and cash equivalents; and other instruments.

	Plan Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Assets Measurement at NAV
Registered investment companies	$577,371,589	$—	$—	$—
Common stock	27,657,443	—	—	—
Collective trust	—	—	—	82,293,736

	$605,029,032	$—	$—	$82,293,736

There were no significant transfers between Level 1 and Level 2 investments during the year ended December 31, 2019.

D.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2019 and 2018, the Plan held shares of Fidelity Low-Priced Stock Fund, which is managed by Fidelity Investments, an affiliate of the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on this investment.

At December 31, 2019 and 2018, the Plan held 1,892,870 and 1,009,565, respectively, shares of common stock of Tenneco, the sponsoring employer. During 2019, the Plan received approximately $237,000 in common stock dividends from Tenneco.

E.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA and the terms of the Plan. In the event of a Plan termination, participants would become 100% vested in employer contributions. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

F.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by a letter dated March 4, 2016, that the form of the Plan conforms to the applicable requirements of the IRC. The Plan has been amended and restated since receiving the letter, however, the Company and the plan administrator believe that the Plan continues to be designed and operated in all material respects in compliance with the applicable requirements of the IRC and the related trust continues to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Company has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

G.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2019 and 2018, is as follows:

	2019	2018
Net assets available for benefits per the financial statements	$1,162,603,304	$708,617,047
Adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts	971,635	(1,305,338)

Net assets available for benefits per Form 5500	$1,163,574,939	$707,311,709

A reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2019, to Form 5500 is as follows:

Investment income per the financial statements	$131,196,233
Adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2018	1,305,338
Adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2019	971,635

Investment income per Form 5500	$133,473,206

The Plan’s collective trust investment is in the BNYM Mellon Stable Value Fund of The Bank of New York Mellon (“Mellon Stable Value Fund”), which holds fully benefit responsive investment contracts. Consistent with the measurement principles for investment companies those investment contracts are valued at contract value when calculating the Mellon Stable Value Fund’s NAV. The Plan values its investment in the Mellon Stable Value Fund at the fund’s NAV as a practical expedient. For Form 5500 purposes, the Plan’s investment in the collective trust is reported at fair value. Therefore, an adjustment for the difference between valuing the underlying investment contracts at contract value and fair value is made to the collective trust’s NAV to report it at fair value in the Form 5500.

NOTE H – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2019 through the date these financial statements were issued.

Effective January 1, 2020, the sponsorship of the Plan transferred from the Company to DRiV Automotive Inc. and the Plan was renamed the DRiV 401(k) Retirement Savings Plan.

In addition, January 1, 2020, approximately $328 million in Plan assets related to the accounts of New Tenneco participants were transferred from the Plan to the Federal-Mogul 401(k) Investment Plan.

In March 2020, the World Health Organization declared the outbreak of novel coronavirus disease (“COVID-19”) as a global pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result of COVID-19, the current fair value of the Plan’s investments may be materially different from the amounts presented on the statement of net assets available for benefits as of December 31, 2019.

The COVID-19 outbreak continues to spread as of the date of this report. There are many uncertainties related to the COVID-19 global pandemic that could negatively affect the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits. The Plan’s individual investments fluctuate in response to changing market conditions, therefore the effect of the COVID-19 pandemic on its investment values in subsequent periods, if any, cannot be determined.

In response to COVID-19, certain modifications were made to the Company’s and the Plan’s operations, including temporarily suspending the company retirement contribution, effective April 1, 2020. The Company expects to reinstate the company retirement contribution by year end, or sooner, depending on business conditions.

SUPPLEMENTAL SCHEDULE

Tenneco 401(k) Retirement Savings Plan

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2019

Identity of party involved/ description of asset	Cost (a)	Current value
Mutual Funds
American Funds AMCAP Fund		$51,028,220
American Funds EuroPacific Growth Fund		69,383,958
DWS RREEF Real Estate Securities Fund		5,413,144
* Fidelity Low-Priced Stock Fund		6,447,915
Goldman Sachs Government Income Fund		3,804,663
JPMorgan Core Bond Fund		25,680,939
Lazard Emerging Markets Equity Portfolio		22,679,918
MSIF Trust Mid Cap Growth Portfolio		35,747,798
* T. Rowe Price Retirement 2010 Fund		879,709
* T. Rowe Price Retirement 2015 Fund		1,809,796
* T. Rowe Price Retirement 2020 Fund		14,936,562
* T. Rowe Price Retirement 2025 Fund		20,503,285
* T. Rowe Price Retirement 2030 Fund		22,941,261
* T. Rowe Price Retirement 2035 Fund		19,635,091
* T. Rowe Price Retirement 2040 Fund		16,084,095
* T. Rowe Price Retirement 2045 Fund		17,578,153
* T. Rowe Price Retirement 2050 Fund		17,480,513
* T. Rowe Price Retirement Income Fund		5,267,123
Vanguard Institutional Index Fund		137,730,638
Vanguard Small Cap Index Fund		25,199,621
Vanguard Selected Value Fund		46,139,240
Vanguard Total Bond Market Index Fund		60,493,584
Vanguard Windsor II Fund		64,179,185
Collective Trust Fund
BNYM Mellon Stable Value Fund of The Bank of New York Mellon		79,687,230
Common Stock
* Tenneco Inc		24,804,036
*Self-Directed Brokerage Account		3,804,103
*Participant Notes Receivable, 3.25% — 6.50%		29,402,856

		$828,742,636

*Represents	a party-in-interest.

(a)	Cost information omitted as all investments are fully participant directed.

INDEX TO EXHIBITS

Exhibit	Description

23.1	Consent of Grant Thornton LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNECO 401(k) RETIREMENT SAVINGS PLAN

Date: June 25, 2020	By:	/s/ Kaled Awada
Kaled Awada
Chairman of the Tenneco Benefits and Pension Investment